SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

CHESAPEAKE CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $ 1.00 PER SHARE
(Title of Class of Securities)

165159104
(CUSIP Number)

Dierk Schröder
Carl Edelmann GmbH
Steinheimer Strasse 45
89518 Heidenheim
Germany
Telephone: + 49 (7321) 340-209
Facsimile: + 49 (7321) 340-244
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 19, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.	Names of Reporting Persons Joachim W. Dziallas
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [x]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ] [ ]
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power
	8.	Shared Voting Power 2,775,869
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 2,775,869
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,775,869 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 13.5%
14.	Type of Reporting Person (See Instructions) IN,HC

1.	Names of Reporting Persons Edelmann GmbH & Co. KG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [x]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ] [ ]
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power
	8.	Shared Voting Power 2,775,869
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 2,775,869
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,775,869 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 13.5%
14.	Type of Reporting Person (See Instructions) PN

This Amendment No. 1 hereby amends the statement on Schedule 13D previously filed on September 8, 2008 (the "Statement"), by Joachim W. Dziallas and Edelmann GmbH & Co. KG, a German limited partnership, (collectively, the “Reporting Persons”) with respect to the common stock, par value $1.00 per share (the “Common Stock”) of Chesapeake Corporation, a Virginia corporation (the “Issuer”).  This Amendment No. 1 amends the Statement as specifically set forth herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement.

Item 5.     Interest in Securities of the Issuer.

(a) On September 19, 2008, Edelmann KG purchased additional 1,207,069 shares of Common Stock increasing the total number of shares owned by the Reporting Persons to 2,775,869 shares of Common Stock, or approximately 13.5% of the Issuer’s outstanding Common Stock.

(b) The Reporting Persons have the shared power to vote or to direct the vote and dispose or direct the disposition of 2,775,869 shares of Common Stock held by Edelmann KG.

(c) On September 19, 2008, Edelmann KG purchased 1,207,069 shares of Common Stock from the German bank Hauck & Aufhaeuser at a price per share of USD 1.45.

Other than as set forth above and the transactions referenced in the Statement filed on September 8, 2008, during the past sixty days, there were no purchases or sales of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Date: September 22, 2008

Edelmann GmbH & Co. KG (1)
by Edelmann Verwaltung GmbH
General Partner
by Joachim W. Dziallas
Managing Director

By	/s/ D.Schroeder
Name:	Dierk Schroeder (2)
Title.	Attorney-in-Fact

Joachim W. Dziallas (1)

By	/s/ D.Schroeder
Name:	Dierk Schroeder (2)
Title.	Attorney-in-Fact

(1)           This Amendment is being filed jointly by Edelmann GmbH & Co. KG and Joachim W. Dziallas pursuant to the Joint Filing Agreement dated September 3, 2008 and included with the signature page to the Reporting Persons’ Schedule 13D with respect Chesapeake Corporation filed on September 8, 2008, SEC File No. 005-17518, and incorporated by reference herein.

(2)           Duly authorized under the Power of Attorney appointing DierkSchroeder attorney-in-fact, dated September 3, 2008, by and on behalf of Edelmann GmbH & Co. KG and Joachim W. Dziallas, filed as Exhibit 2 to Schedule 13D with respect Chesapeake Corporation on September 8, 2008, SEC File No. 005-17518, and incorporated by reference herein.